Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

ALTRIA GROUP, INC.,

ARMCHAIR MERGER SUB, INC.

and

UST INC.

Dated as of September 7, 2008

TABLE OF CONTENTS

		Page

ARTICLE I

THE MERGER

1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	2
1.4.	Effect of the Merger	2

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1.	The Certificate of Incorporation	2
2.2.	The Bylaws	2

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION
3.1.	Directors	2
3.2.	Officers	2

ARTICLE IV

EFFECT OF THE MERGER

4.1.	Effect on Capital Stock	3
4.2.	Surrender and Payment	3
4.3.	Treatment of Stock Plans	6
4.4.	Adjustments to Prevent Dilution	7

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1.	Representations and Warranties of the Company	8
5.2.	Representations and Warranties of Parent and Merger Sub	28

i

ARTICLE VI

COVENANTS

6.1.	Interim Operations	30
6.2.	No Solicitation of Transactions	35
6.3.	Proxy Statement	39
6.4.	Stockholders Meeting	40
6.5.	Cooperation; Filings; Other Actions	40
6.6.	Notification of Certain Matters	43
6.7.	Access and Reports	43
6.8.	Publicity	44
6.9.	Employee Benefits	44
6.10.	Expenses	46
6.11.	Indemnification; Directors’ and Officers’ Insurance	46
6.12.	Takeover Statutes	48
6.13.	Financing Cooperation	48
6.14.	Resignations	49
6.15.	Stockholder Litigation	49
6.16.	Company Debt Obligations/Related Matters	49

ARTICLE VII

CONDITIONS

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	50
7.2.	Conditions to Obligations of Parent and Merger Sub	50
7.3.	Conditions to Obligation of the Company	51

ARTICLE VIII

TERMINATION

8.1.	Termination by Mutual Consent	52
8.2.	Termination by Either Parent or the Company	52
8.3.	Termination by the Company	52
8.4.	Termination by Parent	53
8.5.	Notice of Termination	54
8.6.	Effect of Termination and Abandonment	54

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1.	Survival	56
9.2.	Modification or Amendment	56
9.3.	Waiver	57

9.4.	Counterparts	57
9.5.	GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL	57
9.6.	Notices	58
9.7.	Entire Agreement	59
9.8.	No Third Party Beneficiaries	60
9.9.	Specific Performance	60
9.10.	Transfer Taxes	61
9.11.	Certain Definitions	61
9.12.	Severability	62
9.13.	Interpretation; Construction	63
9.14.	Assignment	63

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 6.2(g)
Action	Section 6.11(a)
Affiliate	Section 9.11
Agreement	Recitals
Antitrust Laws	Section 5.1(f)(i)
Bankruptcy and Equity Exception	Section 5.1(e)(i)
Benefit Plans	Section 5.1(k)(i)
Bonus Plans	Section 6.9(d)
Book-Entry Shares	Section 4.2(b)
business day	Section 1.2
Business Units	Section 5.1(r)(i)(D)
Bylaws	Section 2.2
Capital Expenditures	Section 6.1(a)(x)
Certificate of Merger	Section 1.3
Certificates	Section 4.2(b)
Change in Recommendation	Section 6.2(b)
Charter	Section 2.1
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 5.1(k)(ii)(A)
Commitment Letter	Section 5.2(f)
Company	Recitals
Company Acquisition Agreement	Section 6.2(b)
Company Approvals	Section 5.1(f)(i)
Company Awards	Section 4.3(d)
Company Board	Section 5.1(e)(ii)
Company Disclosure Letter	Section 5.1(c)(ii)
Company Expense Fee	Section 8.6(i)
Company Material Adverse Effect	Section 9.11
Company Option	Section 4.3(a)
Company Recommendation	Section 5.1(e)(ii)
Company Reports	Section 5.1(h)(i)
Confidentiality Agreement	Section 9.7
Consent	Section 5.1(f)(i)
Constituent Corporations	Recitals
Contract	Section 5.1(f)(ii)
Costs	Section 6.11
D&O Insurance	Section 6.11(c)
DGCL	Section 1.1
Dissenting Stockholders	Section 4.1(a)
Effective Time	Section 1.3
Employees	Section 5.1(k)(i)
End Date	Section 8.2(a)
Environmental Law	Section 5.1(n)

Environmental Permits	Section 5.1(n)
ERISA	Section 5.1(k)(i)
ERISA Affiliate	Section 5.1(k)(ii)(E)
ERISA Plan	Section 5.1(k)(ii)(C)
Exchange Act	Section 5.1(f)(i)
Excluded Shares	Section 4.1(a)
Expense Fee	Section 8.6(f)
Financing	Section 5.2(f)
GAAP	Section 5.1(h)(ii)
Governmental Entity	Section 9.11
Hazardous Material	Section 5.1(n)
HSR Act	Section 5.1(f)(i)
Indemnified Parties	Section 6.11(a)
Infringe	Section 5.1(q)
Injunction	Section 7.1(c)
Intellectual Property	Section 5.1(q)
IRS	Section 5.1(k)(i)
Knowledge	Section 9.11
Laws	Section 5.1(g)(i)
Leases	Section 5.1(m)(iii)
Lenders	Section 5.2(f)
Licenses	Section 5.1(g)(ii)
Lien	Section 5.1(d)(i)
Material Contract	Section 5.1(r)(i)
Merger	Recitals
Merger Sub	Recitals
Multiemployer Plan	Section 5.1(k)(i)
Non-U.S. Benefit Plans	Section 5.1(k)(i)
Notice Period	Section 6.2(b)
Other Confidentiality Agreement	Section 6.2(a)
Order	Section 5.1(j)(ii)
Organizational Documents	Section 5.1(b)
Owned Real Property	Section 5.1(m)(ii)
Parent	Recitals
Paying Agent	Section 4.2(a)
Payment Fund	Section 4.2(a)
Pension Plan	Section 5.1(k)(iii)
Per Share Merger Consideration	Section 4.1(a)
Person	Section 4.2(d)
Preferred Stock	Section 5.1(c)(i)
Permitted Liens	Section 9.11
Post-Closing Welfare Plans	Section 6.9(b)
Proxy Statement	Section 5.1(s)
Release	Section 5.1(n)
Representatives	Section 6.2(a)
Required Transaction Funds	Section 5.2(f)

v

Requisite Company Vote	Section 5.1(e)(i)
Restricted Share	Section 4.3(b)
Reverse Termination Fee	Section 8.6(g)
RSU	Section 4.3(c)
Sarbanes-Oxley Act	Section 5.1(h)(iv)
SEC	Section 5.1(h)(i)
Securities Act	Section 5.1(f)(i)
Shares	Section 4.1(a)
Stock Plans	Section 5.1(c)(ii)
Stockholders Meeting	Section 6.4
Subsidiary	Section 9.11
Subsidiary Securities	Section 5.1(d)(ii)
Superior Proposal	Section 6.2(g)
Surviving Corporation	Section 1.1
Takeover Proposal	Section 6.2(g)
Takeover Statute	Section 5.1(l)
Tax	Section 5.1(o)
Tax Return	Section 5.1(o)
Termination Fee	Section 8.6(b)
U.S. Benefit Plans	Section 5.1(k)(ii)(A)
WARN	Section 5.1(p)(ii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of September 7, 2008, among UST INC., a Delaware corporation (the “Company”), ALTRIA GROUP, INC., a Virginia corporation (“Parent”), and ARMCHAIR MERGER SUB, INC., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Merger Sub, Parent and the Company have approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, each of Merger Sub, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1        The Merger.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

1.2        Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Hunton & Williams LLP, 200 Park Avenue, New York, NY at 10:00 a.m. (Eastern Time) as promptly as practicable (but in no event later than the third (3rd) business day) (the “Closing Date”) following the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions; provided that, if any required pre-approval of any authority regulating the wine Business Unit (as hereinafter defined) has not been obtained at the time all conditions set forth in Article VII have been waived or fulfilled (other than those conditions that by their nature are to be satisfied at the Closing), then Parent by written notice to the Company may extend, from time to time, the Closing Date up to a date not beyond the four (4) month anniversary of the date of this Agreement). For purposes of this Agreement, the term “business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3        Effective Time.  At the time of the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware or at such later date as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.4        Effect of the Merger.  The Merger shall have the effects provided by this Agreement and DGCL and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS OF

THE SURVIVING CORPORATION

2.1        The Certificate of Incorporation.  The parties hereto shall take all actions necessary so that the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law.

2.2        The Bylaws.  The parties hereto shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1        Directors.  The parties hereto shall take all actions necessary so that the board of directors of the Surviving Corporation shall, from and after the Effective Time, consist of the directors of Merger Sub in office immediately prior to the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, the Bylaws and the DGCL.

3.2        Officers.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, the Bylaws and the DGCL.

ARTICLE IV

EFFECT OF THE MERGER

4.1        Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any capital stock of the Company:

(a)         Merger Consideration.  Each share of the common stock, par value $0.50 per share, of the Company (a “Share” or collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company (as treasury stock or otherwise), and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each Share referred to in clause (i) or clause (ii) being an “Excluded Share” and collectively, the “Excluded Shares”) shall be converted into the right to receive $69.50 per Share in cash (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and each Share owned by Dissenting Stockholders shall thereafter only represent the right to receive the payment to which reference is made in Section 4.2(f). The foregoing notwithstanding, the consummation of the Merger shall not affect any rights relating to the receipt of a dividend that a holder of Shares on a record date for such dividend occurring on or before the Effective Time may have.

(b)         Cancellation of Excluded Shares.  Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the holder of any Excluded Share referred to in Section 4.1(a)(ii) to receive the payment to which reference is made in Section 4.2(f).

(c)         Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2        Surrender and Payment.

(a)         Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall invest the cash included in the Payment Fund in obligations guaranteed by the full faith and credit of the United States of America. All interest earned on such funds shall be paid to Parent; provided, that any loss incurred on the investment of cash in the Payment Fund shall be solely for Parent’s account and shall not relieve Parent from making available the full amount of the aggregate Per Share Merger Consideration to holders of Shares. The Surviving Corporation shall pay all charges and expenses of the Paying Agent.

(b)         Exchange Procedures.  Promptly after the Effective Time (but in any event within five (5) business days thereafter), the Paying Agent shall mail to each holder of record of (x) a certificate or certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) and (y) any non-certificated shares held by book-entry (“Book-Entry Shares”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent and the Company may reasonably specify prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the Per Share Merger Consideration as provided in Section 4.1(a). Exchange of any Book-Entry Shares shall be effected in accordance with the Paying Agent’s customary procedures with respect to securities represented by book-entry. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares surrendered multiplied by (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. Parent shall cause the Paying Agent to make all payments required pursuant to the preceding sentence as soon as practicable following the valid surrender of Certificates or Book-Entry Shares. The foregoing notwithstanding, a letter of transmittal need not be sent to and completed by holders of Book-Entry Shares unless such a practice is customary for the Paying Agent. In such event, payment of the Per Share Merger Consideration shall be made promptly following the Effective Time and without completion of a letter of transmittal.

In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed in a form reasonably acceptable to the Paying Agent or otherwise be in proper form for transfer reasonably acceptable to the Paying Agent and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.2(b) each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration pursuant to Section 4.1(a).

No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate or Book-Entry Shares. All Per Share Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate or Book-Entry Shares.

(c)         Transfers.  From and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth, in this ARTICLE IV.

(d)         Termination of Payment Fund.  Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be delivered to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE IV shall thereafter look only to Parent for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e)         Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay to such Person an amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f)         Appraisal Rights.  No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder, except as provided in the preceding sentence. The Company shall (i) give Parent prompt notice of any demand for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) permit Parent to direct and control all negotiations and proceedings with respect to demand for appraisal under the DGCL; provided that prior to the Effective Time Parent shall keep the Company reasonably informed regarding all negotiations and proceedings with respect to any demand for appraisal under the DGCL and provide the Company with a reasonable opportunity to participate in such negotiations and proceedings. The Company shall not, except with the prior written consent of Parent given in its sole discretion, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)         Withholding Rights.  Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Merger Sub or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares.

4.3        Treatment of Stock Plans.

(a)         Options.  At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive from the Surviving Corporation, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (i) the total number of Shares subject to the Company Option immediately prior to the Effective Time times (ii) the excess, if any, of the Per Share Merger Consideration (or such greater amount provided by the applicable nonqualified stock option agreement) over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b)         Restricted Shares.  Except with respect to awards granted on or after the date of this Agreement, at the Effective Time, each outstanding share of restricted stock (“Restricted Share”) issued under the Stock Plans, vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive from the Surviving Corporation, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (i) the total number of Restricted Shares held immediately prior to the Effective Time times (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. Except as set forth in Section 4.3(b) of the Company Disclosure Letter, if the Restricted Shares vest based on attainment of performance criteria, the total number of Restricted Shares held immediately prior to the Effective Time shall equal the sum of (x) the number of shares corresponding to any year in a performance period or the full performance period (as applicable) with respect to which performance had been determined prior to the Effective Time calculated based on actual performance for such year or period, and (y) the number of shares corresponding to any year in a performance period or the full performance period (as applicable) with respect to which performance has not yet been determined as of the Effective Time calculated based on deemed performance at “target” in accordance with the terms of the Restricted Share awards for such year or period.

(c)         Restricted Stock Units.  Except with respect to awards granted on or after the date of this Agreement, at the Effective Time, each outstanding restricted stock unit (an “RSU”) under the Stock Plans, vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive from the Surviving Corporation, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (i) the total number of Shares subject to such RSU immediately prior to the Effective Time times (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. If the RSUs vest based on attainment of performance criteria, the total number of RSUs held immediately prior to the Effective Time shall equal the sum of (x) the number of RSUs corresponding to any year in a performance period or the full performance period (as applicable) with respect to which performance has been determined prior to the Effective Time calculated based on actual performance for such year or period, and (y) the number of shares corresponding to any year in a performance period or the full performance period (as applicable) with respect to which performance has not yet been determined as of the Effective Time calculated based on deemed performance at “target” in accordance with the terms of the awards for such year or period.

(d)         Company Awards.  Except with respect to awards granted on or after the date of this Agreement, at the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Benefit Plans, including phantom units under the Director Deferral Program, other than Company Options, Restricted Shares and RSUs (the “Company Awards”), shall be cancelled and shall only entitle the holder thereof to receive from the Surviving Corporation, at such times as specified in the applicable Stock Plans or Benefit Plans, an amount in cash equal to the product of (i) the total number of Shares subject to such Company Award immediately prior to the Effective Time times (ii) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment.

(e)         Corporate Actions.  At or prior to the Effective Time, the Company shall take all reasonable actions to implement the provisions of Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d). At the Effective Time, Parent shall provide to the Surviving Corporation or the Paying Agent, at its option, all funds necessary to fulfill its obligations pursuant to this Section 4.3.

4.4        Adjustments to Prevent Dilution.  Subject to compliance with Section 6.1, in the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1        Representations and Warranties of the Company.  Except as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed February 22, 2008 or in any other Company Report filed after such date and publicly available prior to the date of this Agreement (other than, in each case, disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) or as set forth or referenced in any subsection of this Section 5.1, the Company hereby represents and warrants to Parent and Merger Sub that:

(a)         Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except for those jurisdictions where the failure to be so organized or in good standing would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

(b)         Organizational Documents.  The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date hereof (collectively, the “Organizational Documents”), and each as so made available is in effect on the date hereof. Neither the Company nor any Subsidiary is in material violation of any of the Organizational Documents.

(c)         Capital Structure.

             (i)        Capital Stock.  The authorized capital stock of the Company consists of (a) 600,000,000 Shares and (b) 10,000,000 shares of preferred stock, par value $0.10 per share (“Preferred Stock”). As of the close of business on August 27, 2008, (x) 147,573,300 Shares were issued and outstanding, (y) 64,016,506 Shares were issued and held by the Company in its treasury and (z) no shares of Preferred Stock were issued and outstanding or held by the Company in its treasury. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding Shares have been issued in compliance in all material respects with applicable securities Laws.

             (ii)       Company Options, RSUs, Restricted Shares and Company Awards.  As of August 27, 2008, there were Company Options to purchase 3,373,895 Shares outstanding, 724,215 Restricted Shares outstanding, 256,638 RSUs outstanding, and 76,069 Company Awards outstanding, including phantom units credited under the Director Deferral Program. As of August 27, 2008, other than 30,527,900 Shares reserved for issuance under the 2005 Long-Term Incentive Plan, Amended and Restated Stock Incentive Plan, 1992 Stock Option Plan, Nonemployee Directors’ Stock Option Plan and Nonemployee Directors’ Restricted Stock Award Plan (collectively, the “Stock Plans”), the Company has no Shares reserved for issuance. Upon the issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 5.1(c)(ii) of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) or permitted under Section 6.1, since August 27, 2008 and through the date of this Agreement, there has been no (x) change in the number of shares of outstanding capital stock of the Company, other than by reason of the issuance of Shares pursuant to the exercise of Company Options or the issuance of Shares pursuant to RSUs or Company Awards, (y) designation or issuance of shares of Preferred Stock, and (z) issuance of Company Options, Restricted Shares, RSUs or other Company Awards or other rights to acquire capital stock of the Company.

Except as set forth in the Stock Plans or the corresponding award agreements, the Director Deferral Program, or as set forth in Section 5.1(c)(ii) of the Company Disclosure Letter, there are no contracts or other agreements to which the Company is a party obligating the Company to accelerate the vesting of any Company Options, Restricted Shares, RSUs and the Company Awards as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). The Company has provided Parent with a true and correct list of the Company Options (with the exercise prices thereunder), Restricted Shares, RSUs, and the Company Awards in each case outstanding as of August 27, 2008, including any Restricted Shares and RSUs that represent performance at “target” in accordance with the terms of the applicable awards for any year in a performance period or the full performance period (as applicable) with respect to which performance has not yet been determined as of August 27, 2008, and the name of the Person to whom such Company Options, Restricted Shares, RSUs, and Company Awards have been granted or credited, and the Company shall provide, immediately prior to the Closing, a true and correct list of such Company Options, Restricted Shares, RSUs and Company Awards updated to the Closing Date.

             (iii)      No Voting or Other Rights.  None of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth in this Section 5.1(c), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, deliver or sell any shares of capital stock or other equity securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

             (iv)      No Voting Agreements.  Except as set forth in the Company’s certificate of incorporation or the Company’s bylaws, there are no agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of any Shares or which restrict the transfer of any such shares, nor as of the date of this Agreement does the Company have Knowledge of any third party agreements or understandings with respect to the voting of any such shares.

             (v)       Dividends.  Since August 27, 2008, and except for the Company’s regular quarterly dividend of $0.63 per Share, the Company has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock.

             (vi)      No Rights Plan.  The Company does not have a “poison pill” or similar stockholder rights plan.

             (vii)     Indebtedness. As of August 28, 2008, there was no outstanding indebtedness for borrowed money of the Company and its Subsidiaries, other than indebtedness in the amounts identified by instrument in Section 5.1(c)(vii) of the Company Disclosure Letter, and excluding inter-company indebtedness among the Company and its wholly-owned Subsidiaries.

(d)         Subsidiaries.

             (i)        Section 5.1(d)(i) of the Company Disclosure Letter (a) lists each of the Subsidiaries of the Company as of the date hereof and its place of organization and (b) sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company, (x) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof and (y) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been duly authorized, validly issued, were issued free of preemptive rights and are fully paid and nonassessable, and are free and clear of any lien, charge, pledge, mortgage, security interest, claim or other encumbrance of any nature (each, a “Lien”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens (i) imposed by applicable securities Laws or (ii) arising pursuant to the Organizational Documents of any non-wholly-owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and except as set forth in Section 5.1(d)(i) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any Person, other than capital stock of, or other equity or voting interests in, any Person that represents less than one percent (1%) of the issued and outstanding shares of capital stock of, or other equity or voting interests in, such Person.

             (ii)       Except as set forth in Section 5.1(d)(ii) of the Company Disclosure Letter, there are no outstanding (a) options or other rights to acquire from the Company or any of its

Subsidiaries and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s Subsidiaries (collectively, “Subsidiary Securities”), (b) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities or (c) other options, calls, warrants or other rights, agreements, arrangements or commitments of any character (or securities or other rights entitling the holder thereof to cash equal to or based on the value of capital stock of any Subsidiary of the Company) relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party. No Shares are held by any Subsidiary of the Company.

(e)         Corporate Authority; Approval.

             (i)        The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

             (ii)       The Company’s Board of Directors (the “Company Board”), by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (b) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (c) directed that the “agreement of merger” contained in this Agreement be submitted to Company’s stockholders for adoption and (d) resolved to recommend that Company stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholders Meeting.

             (iii)      The affirmative vote of stockholders of the Company required for adoption of this Agreement and the Merger is and will be no greater than a majority in voting power of the issued and outstanding Shares.

(f)         Required Filings and Consents; No Violations.

             (i)        Other than the filings and/or notices (a) pursuant to Section 1.3, (b) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade through merger or acquisition or to regulate foreign investment (“Antitrust Laws”), (c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (d) pursuant to applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), (e) under stock exchange rules, (f) as may be required in connection with the payment of any transfer and gain taxes, (g) set forth on Section 5.1(f)(i) of the Company Disclosure Letter and (h) as may be required by the “blue sky” laws of the various states (such approvals referred to in subsections (b) through (h) of this Section 5.1(f)(i), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, clearances, permits or authorizations (any of the foregoing, a “Consent”) required to be made or obtained by the Company or any of its Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

             (ii)       Except as set forth on Section 5.1(f)(ii) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, (a) contravene or conflict with, or result in a breach or violation of, the Organizational Documents of the Company or any of its Subsidiaries, (b) with or without notice, lapse of time or both, result in a breach or violation of, or a default under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof, (c) result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries or (d) assuming compliance with the matters referred to in Section 5.1(f)(i), result in a violation of any Law or Order applicable to the Company, any of its Subsidiaries or any of their respective properties or assets, except, in the case of clauses (b), (c) or (d) above, for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens or where the failure to obtain any Consents, in each case, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)         Compliance with Laws; Licenses.

             (i)        Except as set forth on Section 5.1(g) of the Company Disclosure Letter, the businesses of each of the Company and its Subsidiaries are not being (and have not been since December 31, 2006), conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, determination, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. No written notice, charge, claim, action or assertion has been received by the Company or any if its Subsidiaries or, to the Knowledge of the Company, filed, commenced or threatened in writing against the Company or any if its Subsidiaries alleging any such non-compliance.

             (ii)       The Company and each of its Subsidiaries has obtained and is in compliance with all permits, certifications, clearances, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted and all such Licenses are in full force and effect, except those the absence of which or the failure of which to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. No suspension or cancellation of any Licenses is pending or, to the Knowledge of the Company, threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except for suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

             (iii)      Since December 31, 2005, neither the Company nor, to the Knowledge of the Company, any of the Subsidiaries or any third party acting on behalf of the Company or any of its Subsidiaries, has taken or failed to take any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, except for any such violation that would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

(h)         Company Reports; Financial Statements.

             (i)        Company Reports.  The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2005 (the forms, statements, certifications, reports and documents filed or furnished since January 1, 2005 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent copies of all material correspondence between the SEC and the Company since January 1, 2005. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company Reports. None of the Company’s Subsidiaries is or has been required to file any form, report or other document with the SEC or any securities exchange or quotation service.

             (ii)       Financial Statements.  The consolidated balance sheets and the related consolidated statements of income, consolidated statements of comprehensive income and stockholders’ equity and consolidated statements of cash flows (including, in each case, the related notes and schedules thereto) of the Company included in or incorporated by reference into the Company Reports (a) fairly present in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments in the ordinary course of business) and (b) in each case have been prepared from the books and records of the Company and its Subsidiaries, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except in the case of unaudited statements and similar disclosures as permitted by the SEC) applied on a consistent basis throughout the periods indicated, except as may be noted therein. Since January 1, 2005, the Company’s independent public accounting firm has not informed the Company in writing that it has any material questions, challenges or disagreements regarding or pertaining to the Company’s accounting policies or practices.

             (iii)      Undisclosed Liabilities.  (i) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (a) set forth in the Company’s consolidated balance sheet as of June 30, 2008 included in its Form 10-Q for the quarter ended June 30, 2008 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2008, (c) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (d) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, the Company is not making any representations or warranties in this Agreement with respect to the existence of any product liabilities arising from the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products.

             (iv)      Sarbanes-Oxley Compliance.  (i) Except as set forth on Section 5.1(h)(iv) of the Company Disclosure Letter, the chief executive officer and chief financial officer of the Company have made all certifications in the Company Reports that are required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder by the SEC. The statements contained in any such certifications were unqualified, complete and correct and have not been modified or withdrawn. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the New York Stock Exchange. Other than any matters that do not, to the Knowledge of the Company, remain the subject of any open or outstanding inquiry, neither the Company nor its officers has received written notice from any

Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certificates.

             (v)       Internal Controls.  The Company and each of its Subsidiaries has implemented, and maintains and enforces, a system of internal controls over financial reporting that is, to the Knowledge of the Company, sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP.  Neither the Company nor, to the Knowledge of the Company, its independent accountants has identified (x) any significant deficiency or material weakness in the system of internal controls over financial reporting utilized by the Company or (y) any fraud, whether or not material, that involves executive officers or other employees of the Company or its Subsidiaries who have a material role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company, in each case in connection with the preparation of the audited financial statements of the Company as of and for the fiscal year ended December 31, 2007.

             (vi)      Off-Balance Sheet Arrangements.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any arrangement described in Section 303(a)(4) of Regulation S-K promulgated by the SEC, except for any such arrangement (a) that is included in the aggregate amount of off-balance sheet arrangements referred to in the Annual Report on Form 10-K filed for the fiscal year ended December 31, 2007 or in the Quarterly Report on Form 10-Q filed by the Company prior to the date hereof with the SEC for the fiscal quarter ended June 30, 2008 or (b) pursuant to which the aggregate obligation of the Company and its Subsidiaries thereunder would not exceed $5,000,000.

             (vii)     Investigations.  As of the date of this Agreement, to the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

(i)         Absence of Certain Changes.  Except as set forth in Section 5.1(i) of the Company Disclosure Letter, since December 31, 2007, (x) there has not been any Company Material Adverse Effect, or any effect, event, development, circumstance or change that, individually or in the aggregate, with all other effects, events, developments, circumstances and changes, has had or would be reasonably likely to have a Company Material Adverse Effect, and (y) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

                     (A)        other than regular quarterly dividends on Shares of $0.63 per Share, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any wholly-owned Subsidiary of the Company);

                     (B)        any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

                     (C)        except as expressly permitted by this Agreement, (1) any increase in the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business and consistent with past practice with respect to employees who are not parties to a severance agreement, employment or change-in-control agreement) or (2) any establishment, adoption, entry into or amendment of any collective bargaining agreement, Benefit Plan or any employment, termination, severance or other agreement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

                     (D)        any agreement to do any of the foregoing.

(j)         Litigation and Liabilities.

             (i)        Except as set forth on Section 5.1(j)(i) of the Company Disclosure Letter, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or their respective assets or any director, officer or employee of the Company or any of its Subsidiaries or other Person, in each case, for whom the Company or any of its Subsidiaries may be liable, that would, individually or in the aggregate, reasonably be expected to (x) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement, or (y) have a Company Material Adverse Effect.

             (ii)       Neither the Company nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to the provisions of any judgment, decision, assessment, order, writ, injunction, decree or award of any Governmental Entity (“Order”), whether temporary, preliminary or permanent, which, would, individually or in the aggregate, reasonably be expected to (x) prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement, or (y) have a Company Material Adverse Effect.

(k)         Employee Benefits.

             (i)        All material benefit and compensation plans, contracts, policies or arrangements covering current employees or officers of the Company and its Subsidiaries (the “Employees”), former employees, or current or former directors, consultants or contractors of the Company and its Subsidiaries under which there is a continuing financial obligation of the Company or its Subsidiaries, including, but not limited to, material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any such plan that is a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), and each other material deferred compensation, employment, change in control, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, retention, fringe, savings, retirement, agreements, programs, policies or arrangements, whether or not subject to ERISA, (including any funding mechanism) sponsored, contributed to, entered into, or maintained by the Company or its Subsidiaries or for which the Company or its Subsidiaries could be reasonably expected to have any present or future liability (all such plans referred to herein, the “Benefit Plans”), other than Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Non-U.S. Benefit Plans”), are listed on Section 5.1(k)(i) of the Company Disclosure Letter, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service (the “IRS”), has been separately identified. With respect to each Benefit Plan listed on Section 5.1(k)(i), the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the IRS, (iii) any summary plan description, summary of material modifications, and any other communications required by ERISA, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any; provided, however, that with respect to any material Non-U.S. Benefit Plans, the Company will make such material Non-U.S. Benefit Plans available to Parent within twenty (20) business days following the date of this Agreement.

             (ii)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

                     (A)        Except as set forth on Section 5.1(k)(ii)(A) of the Company Disclosure Letter, all Benefit Plans, other than Multiemployer Plans and Non-U.S. Benefit Plans (collectively, “U.S. Benefit Plans”), are in substantial compliance with their respective terms and ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws.

                     (B)        All contributions to Benefit Plans that were required to be made under such Benefit Plans have been made, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP, and the Company has performed all obligations required to be performed under all Benefit Plans; and with respect to each Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid under the insurance policy have been paid.

                     (C)        Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any U.S. Benefit Plan subject to ERISA (an “ERISA Plan”) that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

                     (D)        Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and related published Treasury guidance thereunder and no employee, former employee or director is entitled to a tax gross-up, indemnification or similar payment for any excise tax that may be due or become due under Section 409A.

                     (E)        Except as set forth on Section 5.1(k)(ii)(E) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any entity that is a member of their respective “controlled groups” (within the meaning of Section 414 of the Code (an “ERISA Affiliate”)) has an obligation to contribute to any Multiemployer Plan. The Company and its Subsidiaries have not incurred any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate) which has not been satisfied in full, and the Company and its Subsidiaries are not reasonably expected to incur any such liability.

                     (F)        Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any ERISA Affiliate.

             (iii)      Except as set forth on Section 5.1(k)(iii) of the Company Disclosure Letter, each ERISA Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code has received a favorable determination letter pursuant to a submission filed with the IRS during the GUST submission period (or, in the case of the UST Inc. Retirement Income Plan for Hourly Employees, was timely submitted for such a letter) and was timely submitted to the IRS for a favorable determination letter during the first post-GUST submission cycle applicable to the plan.

             (iv)      With respect to each Benefit Plan, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened.

             (v)       Except as identified on Section 5.1(k)(v) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan (other than coverage mandated by applicable Law or benefits for which the full cost is borne by the employee or former employee).

             (vi)      Except as set forth in Section 5.1(k)(vi) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event) could reasonably be expected to (A) entitle any executive officer or director to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or (C) result in any payment or benefit that would not be deductible under Section 280G of the Code or that could give rise to the imposition of an excise tax under Section 4999 of the Code.

             (vii)     All Non-U.S. Benefit Plans comply in all material respects with their terms and applicable local Law. Except as would not, individually or in the aggregate,

reasonably be expected to have a Company Material Adverse Effect, all contributions to Non-U.S. Benefit Plans required to be made by the Company or its Subsidiaries through the Effective Time have been made or, if applicable, shall be accrued in accordance with country specific accounting practices.

             (viii)    Each Company Option, Restricted Share, RSU and Company Award (x) was granted in compliance with (A) all applicable Laws and (B) the terms and conditions of the applicable Stock Plan or Benefit Plan and the applicable award document (if any) pursuant to which it was issued, (y) qualifies for the tax and accounting treatment afforded to such Company Option, Restricted Share, RSU and Company Award in the Company’s tax returns and the Company’s financial statements, respectively, and (z) in the case of each Company Option, has a per share exercise price determined in accordance with the applicable Stock Plan and that was equal to the fair market value of a Share on the applicable date on which the related grant was by its terms to be effective.

             (ix)      Prior to the date hereof, the Company shall have provided Parent with a schedule, under a writing designating such schedule as responsive to this Section 5.1(k)(ix) outlining the Company’s good faith estimate of the amounts that would be owed to officers and directors of the Company and its Subsidiaries in connection with a change-in-control or similar event under the assumptions set forth in such schedule.

(l)         Takeover Statutes.  The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in (i) Section 203 of the DGCL and any other similar applicable Law and (ii) the Company’s certificate of incorporation or bylaws will not apply to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, including Section 203 of the DGCL, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(m)         Property.

             (i)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good title to all the properties and assets reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens other than Permitted Liens.

             (ii)       Except as set forth in Section 5.1(m)(ii) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company or one of its Subsidiaries has good and marketable fee simple title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon free and clear of all Liens other than Permitted Liens; (b) neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person the right to use or occupy the Owned Real Property which lease, license or grant is currently in effect or collaterally assigned or granted any other security interest in the Owned Real Property which assignment or security interest is currently in effect; (c) there are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any party to purchase any Owned Real Property; and (d) there is not pending or, to the Knowledge of the Company, threatened any condemnation proceedings related to any of the Owned Real Property. Section 5.1(m)(ii) of the Company Disclosure Letter contains a complete and correct list of all Owned Real Property, and sets forth (x) the location and (y) nature and use of such Owned Real Property.

             (iii)      Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) each lease, sublease or license pursuant to which the Company and its Subsidiaries leases, subleases or licenses any real property (the “Leases”) is a valid and binding obligation on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms; (b) there is no breach or default under any Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (c) no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default under any Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; and (d) the Company or one of its Subsidiaries that is either the tenant, subtenant or licensee named under the Lease has a good and valid leasehold interest in each parcel of real property which is subject to a Lease and is in possession of the properties purported to be leased, subleased or licensed thereunder. Section 5.1(m)(iii) of the Company Disclosure Letter contains a complete and correct list of all Leases that are material to the Company and its Subsidiaries, and the Company has made available to Parent complete and correct copies of all such material Leases (including modifications, supplements, amendments and waivers).

             (iv)      Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries has good and marketable title to, or a valid and binding leasehold interest in, all of the personal property used by the Company and its Subsidiaries in the operation of their businesses, free and clear of all Liens, other than Permitted Liens and (b) all significant operating equipment of the Company and its Subsidiaries is in good operating condition, ordinary wear and tear excepted.

(n)         Environmental Matters.  Except as disclosed on Section 5.1(n) of the Company Disclosure Letter or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries comply and have since January 1, 2006 complied with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required to carry on their businesses as they are now being conducted; (ii) no Hazardous Materials have been Released to or from any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries that would be reasonably expected to result in a liability pursuant to applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any unresolved written notification alleging that it is liable for any Release or threatened Release of Hazardous Materials at any location; (iv)

neither the Company nor any of its Subsidiaries has received any written claim or complaint, or is subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and no such matter has been threatened in writing to the Knowledge of the Company, excluding matters that have been fully resolved with no further obligation or liability reasonably expected to be imposed on the Company or any of its Subsidiaries; and (v) neither the Company nor any of its Subsidiaries has agreed to indemnify or hold harmless or, to the Knowledge of the Company, assumed responsibility for any person for any liability or obligation, arising under or relating to Environmental Laws or is subject to any material environmental consent, order, decree or settlement. The representations and warranties set forth in this Section 5.1(n) are the sole and exclusive representations made by the Company with respect to Environmental Law, Hazardous Materials, or environmental matters.

For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Law”  means all foreign, federal, state, local or provincial, civil and criminal Laws and Orders relating to the protection of health (to the extent relating to exposure to Hazardous Materials) or the environment (including air, soil, surface water or groundwater), worker health (to the extent relating to exposure to Hazardous Materials) or governing the generation, treatment, storage, transportation, disposal, or Release of or exposure to Hazardous Materials.

“Environmental Permits”  means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Hazardous Material”  means (i) any substance listed, defined, designated or classified as hazardous, toxic or radioactive or as a pollutant or contaminant (or words of similar import) under any applicable Environmental Law, including petroleum and any derivative or by-products thereof, (ii) any polychlorinated biphenyls, asbestos, asbestos-containing materials, ureaformaldehyde insulation, and radon, and (iii) any other substance that could reasonably be expected to result in liability under any applicable Environmental Law.

“Release”  means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials.

(o)         Taxes.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as set forth on Section 5.1(o) of the Company Disclosure Letter:

             (i)        All Tax Returns required to be filed by the Company or its Subsidiaries have been timely filed with the appropriate Governmental Entity. All such Tax Returns are true, correct and complete. The Company and each of its Subsidiaries have timely paid all Taxes reflected on such Tax Returns and required to be paid by the Company or any of its Subsidiaries when due and payable, except with respect to Taxes which the Company or a Subsidiary is contesting in good faith or for which the Company or a Subsidiary has made adequate provisions in accordance with GAAP;

             (ii)       No audit, examination or other proceeding with respect to Taxes due from the Company or any of its Subsidiaries, or with respect to any Tax Return of the Company or any of its Subsidiaries, is pending, threatened in writing, or being conducted by any Governmental Entity, and all assessments for Taxes due with respect to completed and settled audits, examinations or any concluded litigation have been fully paid;

             (iii)      The Company and each of its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable Person (and timely paid to the appropriate Governmental Entity) proper and accurate amounts in compliance with all corresponding Tax provisions of any Governmental Entity for all periods through the date hereof;

             (iv)      No agreements relating to the allocation or sharing of Taxes exist between the Company and/or any one of its Subsidiaries, on the one hand, and a third party, on the other hand;

             (v)       No extension or waiver of the statute of limitations on the assessment of any Taxes has been granted by the Company or any of its Subsidiaries and is currently in effect;

             (vi)      Neither the Company nor any of its Subsidiaries (a) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company or a Subsidiary of the Company was the common parent or (b) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), or as a transferee or successor;

             (vii)     Neither the Company nor any of its Subsidiaries has executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or under any similar provision of applicable Law, in each case, which remains in effect and applies to any open tax year;

             (viii)    The Company and each of its Subsidiaries have maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and Treasury Regulations thereunder; and

             (ix)      Neither the Company nor any of its Subsidiaries has engaged in any transaction (a) that is the same as, or substantially similar to, a transaction that is a “reportable transaction” for purposes of Treasury Regulation Section 1.6011–4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulation Section 1.6011–4(b)(2)), or (b) for which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) of the Code or any comparable provision of state, foreign or local law.

For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Tax” means (i) all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use value-

added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax applicable or related thereto; (ii) all liability for the payment of any amounts of the type described in clause (i) as the result of being a member of an affiliated, consolidated, combined or unitary group; and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or clause (ii).

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) and any amendments thereto required to be supplied to a Tax authority relating to Taxes.

(p)         Labor Matters.

             (i)          Except as set forth in Section 5.1(p)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement with any labor organization or other representative of any of the Employees, nor is any such agreement presently being negotiated by the Company. With respect to each collective bargaining agreement listed in Section 5.1(p)(i) of the Company Disclosure Letter, the Company has made available to Parent a complete and accurate copy thereof. As of the date of this Agreement, to the Knowledge of the Company, there are no nor have there been in the last two (2) years any union organizing activities concerning any Employees. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all collective bargaining agreements, (ii) there are no unfair labor practice charges, grievances or complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority, domestic or foreign, and (iii) there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened in writing against or involving the Company or any of its Subsidiaries.

             (ii)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, terms and conditions of employment collective bargaining, hiring, termination of employment, employment practices, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 5.1(p)(ii) of the Company Disclosure Letter, within the last two (2) years, neither the Company nor any of its Subsidiaries has (a) incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law which remains unsatisfied or (b) effectuated a “plant closing” or a “mass lay-off” (each as defined in WARN), in either case affecting any site of employment or facility of the Company or its Subsidiaries, except in accordance with WARN.

(q)         Intellectual Property.  Section 5.1(q) of the Company Disclosure Letter sets forth a list of all material registered Intellectual Property owned by the Company and its Subsidiaries. Except as set forth in Section 5.1(q) of the Company Disclosure Letter, the Company and its Subsidiaries either have all right, title and interest in, or a valid and binding license to use, all Intellectual Property used in their businesses as currently conducted, free and clear of all Liens (other than Permitted Liens) and, to the Knowledge of the Company, will have substantially similar rights after the Closing Date. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) all Intellectual Property registrations and applications owned by the Company and its Subsidiaries are subsisting and valid, unexpired, not cancelled or abandoned; (ii) the conduct of the Company’s and its Subsidiaries’ businesses does not infringe, dilute, misappropriate or violate (“Infringe”) the Intellectual Property of any Person and their Intellectual Property is not being Infringed by any Person; (iii) the Company and its Subsidiaries take commercially reasonable efforts to protect the confidentiality of their trade secrets and other confidential proprietary information; and (iv) the Company and its Subsidiaries use reasonable best efforts to cause all persons who contribute to material proprietary Intellectual Property owned by the Company or its Subsidiaries to assign to the Company or its Subsidiaries all of their rights therein that do not vest in the Company or its Subsidiaries by operation of Law.

For purposes of this Agreement, “Intellectual Property” means (i) patents and patent rights, utility models, inventions, proprietary technology and know-how; (ii) trademarks and trademark rights, trade names, trade dress, logos, corporate names, domain names, service marks and service mark rights and other indicators of source of origin, including all goodwill associated therewith; (iii) copyrights (including copyrights in software, databases, product artwork, website content and advertising and promotional materials); and (iv) trade secrets and other confidential and proprietary information, including proprietary recipes, manufacturing and production processes, formulae, techniques, know-how and inventions (whether patentable or unpatentable and whether or not reduced to practice).

(r)         Material Contracts.

             (i)        Section 5.1(r)(i) of the Company Disclosure Letter lists or otherwise references a listing of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which any of them is bound (each, a “Material Contract”):

                     (A)        any Contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

                     (B)        any Contract of the Company or any of its Subsidiaries (other than purchase orders for the purchases of inventory, services or equipment in the ordinary course of business, this Agreement or Contracts subject to clause (D) below) having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $15,000,000 on an annual basis or $30,000,000 over the term of the Contract, except for any such Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon notice of ninety (90) days or less;

                     (C)        any Contract containing covenants binding upon the Company or any of its Subsidiaries that restricts the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Corporation or any of its Affiliates) to engage in or compete in any business or with any Person or in any geographic area or distribution channel that the Company or its Subsidiaries currently engages in and that would be material to the Company and its Subsidiaries, taken as a whole, except for any such Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon notice of ninety (90) days or less;

                     (D)        any Contract with respect to any joint venture, partnership or similar arrangements that is material to either the smokeless tobacco product or wine business segment of the Company and its Subsidiaries (the “Business Units”);

                     (E)        any Contract that prohibits the payment of dividends or distributions in respect of capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its wholly-owned Subsidiaries;

                     (F)        any Contract pursuant to which any indebtedness for borrowed money with a principal amount in excess of $10,000,000 of the Company or any of its Subsidiaries is outstanding or may be incurred, and all guarantees by the Company or any of its Subsidiaries of any indebtedness for borrowed money with a principal amount in excess of $10,000,000 of any Person (other than the Company or any wholly-owned Subsidiary of the Company);

                     (G)        any Contract (or a related series of Contracts) for the acquisition or disposition by the Company or any of its Subsidiaries of assets (other than the purchase of grapes or tobacco) with a value of more than $10,000,000 or with respect to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $10,000,000;

                     (H)        any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, where in each case such indemnification obligation or guaranty is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (i) the Company or another wholly-owned Subsidiary thereof or (ii) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

                     (I)        any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party which product or service is material to either of the Business Units;

                     (J)        any Contract that licenses to third parties any material Intellectual Property owned by the Company or any of its Subsidiaries (other than in the ordinary course of business);

                     (K)        any employment or consulting Contract with any current or former (x) executive officer of the Company, (y) member of the Company Board or (z) Employee providing for an annual base salary in excess of $500,000;

                     (L)        any Contract that (i) contains most favored customer pricing provisions which are material to either of the Business Units, or (ii) grants any exclusive rights or rights of first refusal which are material to either of the Business Units; and

                     (M)        any Contract that would prevent, materially delay or materially impair the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

             (ii)        The Company has made available to Parent correct and complete copies of all such Material Contracts. Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no breach or default under any Material Contract by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(s)         Proxy Statement.  None of the information included or incorporated by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the date it is first mailed to stockholders and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Affiliates or Representatives which is contained or incorporated by reference in the Proxy Statement.

(t)         Insurance.  The Company maintains insurance coverage with insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, and (iii) no written notice of cancellation or termination has been received with respect to any such policy other than those received in the ordinary course of business. To the Knowledge of the Company, as of the date hereof, no insurer which provides material coverage under any material insurance policy of the Company has been declared insolvent or placed in receivership, conservatorship or liquidation.

(u)         Fairness Opinion.  The Company has received the opinions of Citigroup Global Markets, Inc. and Perella Weinberg Partners LP to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares, and, as of the date of this Agreement, such opinions have not been withdrawn, revoked or modified. To the extent not previously delivered, the Company, within four (4) business days of the date hereof, will provide copies of such opinions to Parent.

(v)         Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Citigroup Global Markets, Inc. and Perella Weinberg Partners LP as financial advisors. The Company has made available to Parent true and complete copies of the Company’s agreements with such financial advisors.

(w)         Related Party Transactions.  To the Knowledge of the Company, no executive officer or director of the Company or any of its Subsidiaries or any person owning 5% or more of the Shares (or such person’s immediate family members or affiliates or associates) is a party to any Contract with or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing since January 1, 2007, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(x)         No Additional Representations.  Except as otherwise expressly set forth in this Section 5.1, neither the Company nor any of its Subsidiaries nor any other person acting on their behalf makes any representations or warranties of any kind or nature, express or implied in connection with the transactions contemplated by this Agreement.

5.2        Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)         Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)         Ownership of Merger Sub; No Prior Activities.  Merger Sub is a wholly-owned indirect Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and Merger Sub has not conducted (or will conduct prior to the Merger) any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub owns no equity interest or ownership interest in or other security issued by any Person.

(c)         Corporate Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d)         Required Filings and Consents; No Violations.

             (i)        Other than the filings and/or notices pursuant to (a) Section 1.3, (b) under the HSR Act or any other Antitrust Law, (c) other Company Approvals and (d) any such filings and/or notices the failure of which to obtain or make would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any Consents required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

             (ii)        The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (a) contravene or conflict with, or result in any violation or breach of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) with or without notice, lapse of time or both, result in a breach or violation of, or a default under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any material Contract to which Parent or Merger Sub is a party, (c) result in the creation of a Lien (other than a Permitted Lien) on any of the properties or assets of Parent or Merger Sub or (d) assuming compliance with the matters referred to in Section 5.2(d)(i), result in a violation of any material Law applicable to Parent or Merger Sub, except, in the case of clauses (b), (c) or (d) above, for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens or where the failure to obtain any Consents, in each case, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Parent does not require the approval of any holder or holders of any securities of Parent.

(e)         Litigation.  As of the date of this Agreement, there are no Actions pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f)         Financing.  Parent and Merger Sub will have available to them, as of the Closing Date, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Payment Fund and any other amounts required to be paid in connection with the consummation of the Merger (including, without limitation, all amounts payable at or following the Effective Time pursuant to Section 4.3) and the other transactions contemplated by this Agreement and to pay all related fees and expenses (the “Required Transaction Funds”). Parent has provided the Company with a complete and correct copy of a commitment letter dated September 7, 2008 (the “Commitment Letter”), from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P. and Goldman Sachs Bank USA (the “Lenders”) relating to the commitment of the Lenders to provide a portion of the Financing which, when added to Parent’s existing resources, including its existing credit facilities, will provide funds at least equal to the Required Transaction Funds. As of the date of this Agreement, the Commitment Letter is in full force and effect and has not been modified, withdrawn, terminated or revoked and, to Parent’s knowledge, is enforceable against the Lenders in accordance with its terms. Parent and Merger Sub each acknowledge that a copy of the Commitment Letter is being provided to the Company for informational purposes only and that none of Parent’s or Merger Sub’s obligations pursuant to this Agreement are subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing, whether pursuant to the Commitment Letter or otherwise. The financing which Parent anticipates completing in connection with the consummation of the Merger and the other transactions contemplated hereby and the related fees and expenses is collectively referred to in this Agreement as the “Financing.”

(g)         Brokers.  Except for Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Centerview Partners LLC, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(h)         No Ownership of Shares.  As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, owns any Shares or other securities of the Company or any of its Subsidiaries.

(i)         Proxy Statement.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any other information contained or incorporated by reference in the Proxy Statement.

(j)         No Additional Representations.  Except as otherwise expressly set forth in this Section 5.2, neither Parent, Merger Sub nor any other Person acting on behalf of Parent or Merger Sub makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.1        Interim Operations.

(a)        The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless Parent shall otherwise consent (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement (including that the Company and its Subsidiaries will not be required to act in a manner inconsistent with any representation, warranty, agreement, covenant, condition or other provision of this Agreement) or required by applicable Laws, the business of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course consistent with past practice, and the Company and its Subsidiaries, at their expense, shall use their respective reasonable best efforts to preserve their business organizations intact, maintain satisfactory relations and goodwill with Governmental Entities, customers, suppliers, lenders, employees and distributors and other Persons with whom they have material business relations and keep available the services of their key officers and employees. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise contemplated or specifically permitted by this Agreement, (y) as Parent may consent (such consent not to be unreasonably withheld or delayed) or (z) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit any of its Subsidiaries to:

             (i)        amend its Organizational Documents;

             (ii)       (a) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien or agree or commit to any of the foregoing in respect of, any shares of beneficial interest or shares of any class of capital stock or other equity interest of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other equity interest, of the Company or any Subsidiary, other than the issuance of Shares upon exercise of Company Options, or the settlement of RSUs or Company Awards outstanding on the date of this Agreement and except as permitted under Section 6.1(a)(vii); (b) repurchase, redeem or otherwise acquire any securities or equity equivalents except in the ordinary course of business in connection with (i) the cashless exercise of Company Options in accordance with the Stock Plans, (ii) the lapse of restrictions on Restricted Shares, or the settlement of RSUs or Company Awards, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Stock Plans or Director Deferral Program, or (iii) the cancellation of the Company Options, Restricted Shares, RSUs and Company Awards pursuant to Section 4.3; (c) adjust, redeem, reclassify, combine, split, or subdivide any shares of beneficial interest or shares of any class of capital stock or other equity interest of the Company or any of its Subsidiaries; or (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares of beneficial interest, property or otherwise, with respect to any of the shares of beneficial interest or shares of any class of capital stock or other equity interests of the Company or any of its Subsidiaries, except for (i) cash dividends by any direct or indirect wholly-owned Subsidiary only to the Company or any other wholly-owned Subsidiary in the ordinary course of business consistent with past practice, (ii) regular quarterly dividends on the Shares (but not to exceed $0.63 per Share for each regular quarterly dividend) with declaration, record and payment dates reasonably consistent with the Company’s past practice for the comparable quarter, it being agreed that declarations of dividends between the date hereof and the consummation of the Merger will provide that such dividend is not payable if the Merger is consummated prior to the relevant record date, (iii) dividends or distributions required under the applicable Organizational Documents, or (iv) dividends or distributions consistent with past practice with respect to the Subsidiaries that are listed in Section 6.1(a)(ii) of the Company Disclosure Letter;

             (iii)      acquire or agree to acquire (whether by merger, consolidation, acquisition of equity stock or assets or otherwise) any Person (or division or assets thereof) or any real property from any other Person with a value or purchase price in excess of $10,000,000 individually or $25,000,000 with respect to all such acquisitions in the aggregate, other than (a) acquisitions pursuant to Contracts in effect as of the date of this Agreement as described in Section 6.1(a)(iii) of the Company Disclosure Letter and (b) acquisitions of equity interests otherwise permitted under clause (ix) of this Section 6.1;

             (iv)      incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary) for indebtedness, except for: (a) indebtedness for borrowed money incurred under the Company’s existing credit facility or other existing similar lines of credit in the ordinary course of business; (b) indebtedness to finance the costs and expenses incurred in connection with the transactions contemplated hereby; (c) refinancings of indebtedness becoming due and payable in accordance with their terms on terms and in such amounts reasonably acceptable to Parent; and (d) inter-company indebtedness among the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

             (v)       repurchase, repay, defease or pre-pay any indebtedness, except (a) repayments in the ordinary course of business, (b) payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto, or (c)

prepayments, repayments of mortgage indebtedness secured by one or more Owned Real Properties in accordance with their terms, as such loans become due and payable or payment of indebtedness in accordance with its terms; or (except with respect to any Actions) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

             (vi)      modify, amend, or terminate any Material Contract or enter into any new Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract, in each case other than in the ordinary course of business consistent with past practice;

             (vii)     except (a) as set forth in Section 6.1(a)(vii) of the Company Disclosure Letter or (b) to the extent required under any Benefit Plan as in effect on the date of this Agreement or as required by applicable Law, (i) increase the compensation (including bonus opportunities) or fringe benefits of any of its directors, executive officers or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not parties to a severance agreement, employment or change-in-control agreement), (ii) grant any severance or termination pay, other than nominal severance to terminated employees, (iii) make any new equity awards to any director, officer or employee, except with respect to new hires in the ordinary course of business, which equity awards shall be treated in the same manner as the regular equity grants permitted to be made pursuant to, and described in, Section 6.1(a)(vii) of the Company Disclosure Letter, (iv) enter into or amend any employment, consulting, change-in-control or severance agreement or arrangement with any of its present or former directors, executive officers, or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not directors, executive officers or parties to a severance agreement, employment or change-in-control agreement), (v) establish, adopt, enter into, freeze or amend in any material respect or terminate any Benefit Plan, take any action to accelerate entitlement to benefits under any Benefit Plan, or make any contribution to any Benefit Plan, other than contributions required by Law, other than in the ordinary course of business consistent with past practice, (vi) pay, accrue or certify performance level achievements at levels in excess of actually achieved performance in respect of any component of an incentive-based award, or take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Benefit Plan, except as contemplated by the Benefit Plans as in effect on the date hereof, (vii) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change-in-control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (viii) terminate the employment of any holder of a change-in-control or similar agreement other than for “cause” (within the meaning of such agreement); (ix) take any action that would result in any Benefit Plan violating Section 409A of the Code; and (x) execute or amend any collective bargaining agreement or other obligation to any labor organization;

             (viii)    except as required by the SEC or changes in GAAP which become effective after the date of this Agreement, change in any material respect GAAP financial accounting principles or policies;

             (ix)      make any loans, advances or capital contributions to, or investments in, any Persons (other than (a) to or in wholly-owned Subsidiaries, (b) as required by any Contract in effect on the date hereof and described in Section 6.1(a)(ix) of the Company Disclosure Letter or (c) amounts up to $15,000,000 in the aggregate);

             (x)       make, authorize, or enter into any commitment for any capital expenditure (“Capital Expenditures”) other than (a) Capital Expenditures for items and in the amounts (other than immaterial changes) set forth in the Company’s current projections for Capital Expenditures as updated by Company’s management in the ordinary course of business (which projections, as so updated prior to the date of this Agreement, is set forth on Section 6.1(a)(x) of the Company Disclosure Letter), together with up to $5,000,000 of additional Capital Expenditures as deemed appropriate by the Company, or in the Company’s 2009 budget (so long as such budget is generally consistent with the projections for 2008, or as reasonably approved by Parent), and (b) Capital Expenditures in the ordinary course of business and consistent with past practice necessary to repair and/or prevent damage to any of the assets or properties of the Company or any of its Subsidiaries as is necessary in the event of an emergency situation;

             (xi)      waive, release, assign, settle or compromise any Action for amounts greater than, $1,000,000 individually or $5,000,000 in the aggregate;

             (xii)     amend any term of any outstanding equity security or equity interest of the Company or any of its Subsidiaries;

             (xiii)    adopt or enter into a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

             (xiv)    fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses or substantially equivalent policies;

             (xv)     except as required by applicable Law, (a) prepare or file any material Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method of accounting that is materially inconsistent with positions taken, elections made or methods of accounting used in preparing or filing similar Tax Returns in prior periods, (b) enter into any settlement or compromise of any material Tax liability, (c) file any material amended Tax Return, (d) change any annual Tax accounting period, (e) enter into any closing agreement relating to any material amount of Taxes or consent to any material claim or audit relating to Taxes, (f) surrender any right to claim any material Tax refund or (g) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

             (xvi)    mortgage or pledge, or suffer to exist any Liens on, any Owned Real Property or other real property or interest therein, or any material assets other than (a) sales of properties, and at or above the price, identified in Section 6.1(a)(xvi) of the Company Disclosure Letter, and (b) Permitted Liens;

             (xvii)   transfer, license, sell, lease or otherwise dispose of any assets (by merger, consolidation, sale of assets or otherwise) with a fair market value in excess of $15,000,000 in the aggregate with respect to all such transfers, licenses, sales, leases or other dispositions, provided that the foregoing shall not prohibit the Company and its Subsidiaries from (a) selling inventory in the ordinary course of business consistent with past practice or (b) transferring, selling, leasing or disposing of any assets pursuant to any Contract that is in effect as of the date hereof;

             (xviii)  effectuate a “plant closing” or “mass layoff,” as these terms are defined in WARN or similar state or local Laws;

             (xix)    enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance, which in each case, is material to either of the Business Units;

             (xx)     release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party or take any action to exempt any Person other than Merger Sub and its Affiliates from the restrictions on “business combinations” contained in Section 203 of the DGCL or the Company’s certificate of incorporation or bylaws, except, in each case, to the extent the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, but in such case only after providing Parent with prior written notice of such determination;

             (xxi)    knowingly take any action that would, or would reasonably be expected to (a) result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), or (b) individually or in the aggregate, prevent, delay or impede in any material respect the consummation of the Merger or the other transactions contemplated by this Agreement; or

             (xxii)   enter into any agreement or otherwise make a commitment, to do any of the foregoing.

(b)         Parent covenants and agrees that, prior to the Effective Time, Parent shall not knowingly take or permit any of its Affiliates to take any action that, individually or in the aggregate, is reasonably likely to (i) result in the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) or (ii) prevent, delay or impede in any material respect the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)         The Company and Parent acknowledge that nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2        No Solicitation of Transactions.

(a)         The Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, advisors, attorneys, accountants, investment bankers and agents (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) not to, (i) solicit, initiate, knowingly encourage or facilitate any inquiry with respect to, or the making, submission or announcement of, any Takeover Proposal or (ii) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or take any other action to facilitate or encourage any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a Takeover Proposal.

Notwithstanding the foregoing, at any time prior to receipt of the Requisite Company Vote, if (i) the Company has not breached this Section 6.2 in any material respect, and (ii) the Company receives a bona fide written Takeover Proposal from a third party that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes or may reasonably be expected to lead to a Superior Proposal, the Company may (1) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (provided that the Company shall only provide or permit to be provided to such Person any non-public information with respect to the Company or any of its Subsidiaries if (x) such Person has executed a confidentiality agreement that constitutes an Acceptable Confidentiality Agreement and (y) substantially contemporaneously with furnishing any such information to such Person, the Company notifies Parent of such action and furnishes Parent a list of such written information provided to such Person and, to the extent such written information has not been previously furnished to Parent and doing so is consistent with applicable Law, copies of such information), and (2) participate in substantive discussions and negotiations with such Person regarding such Takeover Proposal and, to the extent reasonably required to evaluate a Takeover Proposal, may enter into a customary confidentiality agreement in order to obtain non-public information with respect to such Person (an “Other Confidentiality Agreement”). The Company and its Subsidiaries shall use their reasonable best efforts to inform their Representatives of the restrictions described in this Section 6.2.

(b)         Except as expressly permitted by this Section 6.2(b), (i) the Company Board (or the applicable committee thereof) shall not (x) fail to make, withdraw, modify or amend, or publicly propose or resolve to withhold, withdraw, modify or amend, in a manner adverse to Parent or Merger Sub, the Company Recommendation or (y) approve, endorse or recommend, or publicly propose or resolve to approve, endorse or recommend, to the Company’s stockholders a Takeover Proposal (other than with Parent) (any action described in clause (x) or clause (y) immediately above being referred to herein as a “Change in Recommendation”) and (ii) the Company shall not, and shall cause its Subsidiaries not to, enter into, and the Company Board (or the applicable committee thereof) shall not authorize the Company or any of its Subsidiaries to enter into, any merger agreement, letter of intent, agreement in principle, stock purchase agreement, asset purchase agreement or stock exchange agreement, option agreement or other similar agreement, in each case providing for or relating to a Takeover Proposal (each, a

“Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement or an Other Confidentiality Agreement in accordance with the terms of Section 6.2(a) hereof.

Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, if (i) the Company receives a bona fide written Takeover Proposal and (ii) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure of the Company Board to take any of the following actions would be inconsistent with its fiduciary duties under applicable Law, then, provided that, in the case of clause (B) below, the Company has not breached this Section 6.2 in any material respect and the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that the Takeover Proposal constitutes a Superior Proposal, the Company Board, after compliance with the procedure set forth in the following sentence, may (A) make a Change in Recommendation and/or (B) cause the Company or any Subsidiary thereof to enter into a Company Acquisition Agreement with respect to such Superior Proposal, but only if the Company shall have terminated this Agreement pursuant to Section 8.3(a) hereof substantially concurrently with entering into such Company Acquisition Agreement. The Company Board shall not make such Change in Recommendation or enter into (or permit any Subsidiary to enter into) such Company Acquisition Agreement, unless (w) the Company promptly notifies Parent, in writing, at least seventy-two (72) hours (the “Notice Period”) before making a Change in Recommendation or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Change in Recommendation and/or the Company intends to enter into a Company Acquisition Agreement, (x) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal, (y) the Company negotiates in good faith with Parent and provides Parent the opportunity to submit to, and negotiate with, the Company during the Notice Period adjustments in the terms and conditions of this Agreement intended by Parent to cause such Takeover Proposal to cease to constitute a Superior Proposal (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least seventy-two (72) hours remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)) and (z) the Company Board determines in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement.

Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote and subject to subsection (d) of this Section 6.2, the Company may make a Change in Recommendation unrelated to receipt of a Takeover Proposal if the Company Board determines in good faith (after consultation with outside legal counsel) that the failure of the Company Board to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that no Change in Recommendation may be made until after at least seventy-two (72)

hours following Parent’s receipt of notice from the Company of its intention to take such action and the basis therefor.

(c)         In addition to the other obligations of the Company set forth in this Section 6.2, the Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after it obtains Knowledge of the receipt (or, if applicable, the making of any judgment provided for in this sentence) by any member of the Company Board, the Company, any Subsidiary or any of their Representatives of: (i) any Takeover Proposal, (ii) any offer or proposal that would reasonably be expected to lead to a Takeover Proposal, (iii) any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party, and (iv) any request to enter into or continue any discussions or negotiations by any third party, in the case of (iii) or (iv), that the Company Board believes would reasonably be expected to lead to a Takeover Proposal. In such notice, the Company shall identify the third party making, and the key terms and conditions of (in reasonable detail), any such Takeover Proposal, indication or request. The Company shall keep Parent reasonably informed on a prompt basis, of the status and material terms of any such Takeover Proposal, including any material amendments or proposed amendments as to price and other material terms thereof. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(d)         Subject to Parent’s rights under ARTICLE VIII hereof, nothing in this Section 6.2 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Company Board determines (after consultation with outside legal counsel) that failure to so disclose such position could constitute a violation of applicable Law, provided that neither the Company nor the Company Board may make a Change in Recommendation unless permitted by this Section 6.2 or otherwise required by applicable Law. In addition, it is agreed that, for purposes of this Section 6.2, (i) a factually accurate public statement by the Company that only describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto and contains a “stop-look-and-listen communication” shall not be deemed a Change in Recommendation and (ii) no disclosure required by applicable Law made by the Company regarding actions or communications required to be made by it in order to comply with any of the provisions of this Section 6.2 shall constitute a breach of such section (it being understood that any such required disclosure shall not affect the Company’s continuing obligation to comply with the underlying actions or communications required by this Section 6.2 and any failure to comply with the provisions of this Section 6.2 shall have the consequences otherwise provided for in this Agreement).

(e)         The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in the Company’s certificate of incorporation or Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement in accordance with Section 8.3(a).

(f)         The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and Subsidiaries and its or their Representatives to terminate, all existing discussions or negotiations, if any, with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Takeover Proposal and will request any such parties (and their agents or advisors) in possession of confidential information regarding the Company or any of its Subsidiaries to return or destroy such information.

(g)         For purposes of this Agreement:

“Acceptable Confidentiality Agreement”  means a confidentiality and standstill agreement that contains confidentiality and, subject to the proviso in this definition, standstill provisions that are generally no less favorable to the Company than those contained in the Confidentiality Agreement, provided, that in the event that the Company enters into a confidentiality agreement with a Person making a Takeover Proposal that does not include a “standstill” provision or contains a “standstill” provision less favorable to the Company than the corresponding provision of the Confidentiality Agreement, Parent and its Affiliates shall, without further action by the Company, be released from the “standstill” provision under the Confidentiality Agreement to the extent necessary to render such “standstill” provision of the Confidentiality Agreement no more favorable to the Company than the “standstill,” if any, applicable to the Person making such Takeover Proposal.

“Superior Proposal”  means a bona fide written Takeover Proposal involving the direct or indirect acquisition of all or substantially all of the Company’s consolidated assets or 50% or more of the outstanding total voting equity interests of the Company, that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement, taking into account, if and to the extent deemed material to its determination, among other factors, (i) financial considerations, (ii) the identity of the third party making such Takeover Proposal, (iii) the anticipated timing, conditions and prospects for completion of such Takeover Proposal (as compared to the transactions contemplated hereby), (iv) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal, (v) the availability of financing to the third party making such Takeover Proposal and (vi) any revisions to the terms of this Agreement and the Merger proposed by Parent during the Notice Period set forth in Section 6.2(b).

“Takeover Proposal”  means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (i) direct or indirect acquisition (in one transaction or a series of transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s net sales or total income on a consolidated basis are attributable, (ii) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of the Company, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of the Company, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, in each case as a result of which the stockholders of the Company immediately prior to such transaction would hold less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity in such transaction or (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

6.3        Proxy Statement.  As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement, and in any event the Company shall use its reasonable best efforts to file the Proxy Statement with the SEC within twenty (20) business days after the date of this Agreement. The Company and Parent will cooperate and consult with each other in preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent shall use its reasonable best efforts, after consultation with the other, to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following clearance from the SEC. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement.

If at any time prior to the Stockholders Meeting, any information relating to the Company or Parent and Merger Sub or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC as soon as reasonably practicable and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response, and to the extent practicable and related to matters involving Parent, the Company will provide Parent with the opportunity to participate in any substantive calls between the Company, or any of its Representatives, and the SEC concerning the Proxy Statement.

6.4        Stockholders Meeting.  In accordance with applicable Law and its certificate of incorporation and bylaws and unless this Agreement has been terminated in accordance with ARTICLE VIII, the Company shall duly call, give notice of, convene and hold a meeting of holders of Shares (including any adjournments or postponements thereof, the “Stockholders Meeting”) solely for the purpose of considering and taking action upon this Agreement and use its reasonable best efforts to cause such Stockholders Meeting to occur as promptly as practicable after the date the Proxy Statement is cleared by the SEC to obtain the Requisite Stockholder Vote, regardless of whether the Company Board determines at any time that this Agreement or the Merger is no longer advisable. Unless this Agreement has been terminated in accordance with ARTICLE VIII, once the Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Stockholders Meeting without the consent of Parent, which shall not be unreasonably withheld or delayed (other than (i) for the absence of a quorum or (ii) to the extent required by applicable Law; provided that in the event that the Stockholders Meeting is delayed to a date after the End Date as a result of either (i) or (ii) above, then the End Date shall be extended to the tenth (10th) business day after such date). Subject to Section 6.2, the Company Board shall recommend such adoption and shall include the Company Recommendation and, subject to the consent of the Company’s financial advisors, the written opinions of the financial advisors, dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the Company’s stockholders in the Proxy Statement and shall use its reasonable best efforts to solicit such adoption of this Agreement and the Merger and take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by applicable Law to effect the Merger. The Company shall keep Parent updated with respect to proxy solicitation results to the extent reasonably requested by Parent.

6.5        Cooperation; Filings; Other Actions.

(a)         Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, the Merger and the other transactions contemplated by this Agreement in the most expeditious manner practicable, including (i) obtaining of all necessary actions or nonactions, waivers or Consents from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain any waiver or Consent from, or to avoid an action or proceeding by, any Governmental Entities, (ii) obtaining of all necessary waivers and Consents from third parties if any such waiver or Consent is or would reasonably be expected to be material to either of the Business Units or if any such waiver or Consent is otherwise necessary to permit the parties to consummate the transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent and their respective counsel shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Subject to applicable Laws, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with all filings made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b)         Information.  Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)         Communications with Governmental Entities.  Each of Parent and Merger Sub and the Company will (x) promptly notify the other party of any communication to that party from any Governmental Entity and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (y) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement, the Merger or the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend, and (z) furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, with respect to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 6.5, materials provided to the other party or its counsel may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries, (ii) as necessary to comply with contractual arrangements or requirements of applicable Law and (iii) as necessary to address good faith legal privilege or confidentiality concerns.

(d)         Regulatory Matters.  Without limiting the generality of the undertakings pursuant to this Section 6.5, the parties hereto shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over any Antitrust Laws information and documents requested by any Governmental Entity as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided that in the case of the filing under the HSR Act, such filing shall be made on or prior to the tenth (10th) business day following the date of this Agreement (unless otherwise agreed to in writing by the parties hereto)) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws, and (ii) subject to the terms set forth in Section 6.5(e) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

Each of the parties hereto will (i) use its reasonable best efforts to contest on the merits, through litigation in United States District Court (or state court, if applicable) or other applicable courts or through administrative or other procedures, any objections or opposition raised by any Governmental Entity or other Person in respect of the transactions contemplated by this Agreement, (ii) use its reasonable best efforts to defend on appeal any favorable Order on the merits in United States District Court (or state court, if applicable) or in other applicable courts or through administrative or other and (iii) use its reasonable best efforts to have overturned or reversed on appeal any Orders issued by a United States District Court or any other Governmental Entity prohibiting the consummation of the transactions contemplated by this Agreement.

(e)         Other Actions.  Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their affiliates shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective affiliates in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

(f)         Third Party Consents.  Without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company and Parent shall use its respective reasonable best efforts to obtain any third party consents (i) identified and mutually agreed by the parties after the date hereof or (ii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and Merger Sub and their respective businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) unless required by the applicable agreement, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) neither Parent nor Merger Sub nor their respective Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

6.6        Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon obtaining knowledge of (i) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the Consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, (ii) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby, and (iii) any fact, event or circumstance known to it that (a) in the case of the Company, individually or taken together with all other facts, events and circumstances known to it, has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of any such party’s representations, warranties, covenants or agreements contained herein, (c) would cause or would reasonably be expected to cause, the failure of any condition precedent to Parent’s or the Company’s obligations under this Agreement, or (d) would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby; provided, however, that (x) the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect any remedies available to Parent or the Company, as applicable, or prevent or cure any misrepresentations, breach of warranty or breach of covenant or the conditions to the obligations of the parties under this Agreement, (y) disclosure by the Company or Parent shall not be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty except to the extent expressly agreed by Parent and the Company, and (z) no disclosure hereunder shall be deemed to be an admission to the other party that any condition set forth in ARTICLE VII has not been fulfilled. This Section 6.6 shall not constitute a covenant or agreement for purposes of Section 7.2(b) or Section 7.3(b).

6.7        Access and Reports.

(a)         From the date of this Agreement to the Effective Time, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and their Representatives to, afford the Representatives of Parent reasonable access, consistent with applicable Law, at all reasonable times to its Representatives, properties, offices, and other facilities and to all books and records and shall furnish Parent with all financial, operating and other data and information as Parent, through its Representatives, may from time to time reasonably request (provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company herein). Notwithstanding the foregoing, (i) the right of Parent and Merger Sub pursuant to this Section 6.7 shall be of no force and effect to the extent that Parent and Merger Sub (or either of them) is in material breach of any covenant or agreement hereunder, and (ii) any such investigation or consultation shall be conducted during normal business hours in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information (x) where such access or disclosure would jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any Law (it being agreed that the parties shall use their reasonable best efforts, to the extent applicable, to cause such information to be provided in a manner that would not result in such jeopardy or contravention), (y) which it is required to keep confidential by reason of contract or (z) which, in the reasonable opinion of the Company, constitute trade secrets or other sensitive materials or information. Notwithstanding anything to the contrary, neither Parent nor its Representatives shall have the right to conduct any environmental sampling or testing at any of the properties of the Company or its Subsidiaries.

(b)        Parent will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent and its Representatives in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement. So long as this Agreement is in effect, neither party will give any notice of termination under the Confidentiality Agreement, provided that paragraph 11 of the Confidentiality Agreement shall terminate on the first (1st) anniversary of this Agreement.

6.8        Publicity.  The initial press release regarding the Merger shall be a joint press release reasonably agreed to by both Parent and the Company. Thereafter the Company and Parent each shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party (including any national securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, in which case the party required to make the release or announcement shall, unless it relates to a Takeover Proposal, use its reasonable best efforts to provide the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.9        Employee Benefits.

(a)         During the period commencing at the Effective Time and ending on December 31, 2009, Parent agrees that it or its Subsidiaries shall, or shall cause the Surviving Corporation to provide the employees of the Surviving Corporation and its Subsidiaries as of the Effective Time (other than those covered by collective bargaining agreements) with (i) aggregate base salary, bonus and long-term incentive opportunities (including the value of equity-based long-term incentives) that are no less favorable than the aggregate base salary, bonus and long-term incentive opportunities (including the value of equity-based long-term incentives) provided by the Company and its Subsidiaries immediately prior to the Effective Time (provided that, subject to the foregoing, Parent and its affiliates shall have no obligation to offer equity or equity-based compensation or benefits to any employee) and (ii) except as set forth in Section 6.9(a)(ii) of the

Company Disclosure Letter, employee benefits (excluding those related to equity) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time. Following the Effective Time, for the period specified therein, eligible employees of the Surviving Corporation shall be entitled to the severance benefits described in Section 6.9(a) of the Company Disclosure Letter. In addition, Parent shall have entered into employment agreements with the persons listed on Section 6.9(a) of the Company Disclosure Letter as of the date hereof, to become effective as of the Effective Time. Notwithstanding the foregoing, nothing contained herein shall obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee.

(b)         Parent shall cause any employee benefit plans which the employees of the Surviving Corporation and its Subsidiaries are entitled to participate in (to the extent such employees are eligible and participate) to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service by employees of the Company and its Subsidiaries (other than those covered by collective bargaining agreements) as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in (1) a duplication of benefits or (2) benefit accruals under any defined benefit pension plan), it being understood that all service of eligible employees shall be recognized for purposes of the severance benefits described in Section 6.9(a) of the Company Disclosure Letter, irrespective of participating in a comparable severance plan of the Company. For the calendar year including the Effective Time, employees of the Surviving Corporation and its Subsidiaries shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under any welfare benefit plans provided for the benefit of such employees following the Effective Time (“Post-Closing Welfare Plans”) to the extent of amounts previously credited for such purposes under the Benefit Plans that provide medical, dental and other welfare benefits. Any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans shall be waived with respect to the employees of the Company and its Subsidiaries.

(c)         Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge in accordance with their terms all plans, contracts, agreements, arrangements and commitments of the Company and its Subsidiaries disclosed in the Company Disclosure Letter and in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries or any of their predecessors; provided that this shall not prevent the amendment or termination of any such plans, contracts, agreements, arrangements or commitments in accordance with their terms and, except as disclosed in Section 6.9(c) of the Company Disclosure Letter, the Surviving Corporation shall have any rights, privileges or powers under the Benefit Plans which were previously held by the Company.

(d)         The Company shall be permitted, prior to the Effective Time, (I) to pay annual bonuses to each participant in the Company Incentive Compensation Plan for 2008 in the aggregate not to exceed the aggregate amount set forth in Section 6.9(d) of the Company Disclosure Letter payable for each participant for the 2007 calendar year and (II) subject to Parent’s consent (not to be unreasonably withheld); to establish bonus targets, maximums and performance goals for 2009 in the ordinary course of business consistent with past practice; provided that this shall not prevent the amendment or termination of any such plans in accordance with their terms and the Surviving Corporation shall have any rights, privileges or powers under the Company Benefit Plan which were previously held by the Company. In the event the Effective Time occurs in 2009, the Company shall be permitted to pay a pro-rata annual bonus for the 2009 calendar year. For this purpose, each employee who was designated as a participant in the Company’s Incentive Compensation Plan for 2008 shall be deemed to be a designated participant in such plan for 2009.

(e)         Parent hereby acknowledges that a “change in control” or “change of control” for purposes of all applicable Benefit Plans shall be deemed to have occurred no later than the Effective Time.

(f)         The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer or director or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan for any purpose.

6.10      Expenses.  Except as otherwise provided in Section 8.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, provided that Parent shall pay all expenses and filing fees (other than expenses of Company counsel) incurred or paid in connection with filings pursuant to the HSR Act or any other Antitrust Law in connection with the consummation of the transactions contemplated hereby.

6.11      Indemnification; Directors’ and Officers’ Insurance.

(a)         For six (6) years after the Effective Time, the Surviving Corporation agrees that it will and Parent will cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement (provided, however, with respect to any settlement effected, the Surviving Corporation will not be liable without its prior written consent (which consent shall not be unreasonably withheld or delayed)) as a result of any Action (as defined below) (collectively, “Costs”) incurred in connection with any actual or threatened claim, action, suit, proceeding, hearing, arbitration or investigation, whether civil, criminal, administrative or investigative (collectively, “Action”), arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries (or as a director, officer or trustee of any Employee Benefit Plan at the request of the Company) whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement but only to the extent related to actions or omissions occurring at or prior to the Effective Time. An Indemnified Party shall have the right to have any determinations regarding indemnification made by an independent counsel, reasonably acceptable to the Surviving Corporation and selected by such Indemnified Party.

(b)         The Surviving Corporation will cause the certificate of incorporation of the Surviving Corporation to contain for a period of not less than 6 years following the Effective Time, provisions consistent with the provisions of the certificate of incorporation of the Company in effect as of the date hereof providing for the exculpation of directors from monetary liabilities. In addition to the obligations set forth in Section 6.11(a), following the Effective Time, the Surviving Corporation will honor, and Parent will cause the Surviving Corporation to honor, and any successor to the Surviving Corporation shall honor, the indemnification obligations set forth in the Company’s certificate of incorporation and by-laws, in effect on the date hereof, as well as the terms of any indemnification agreements, in the form provided to Parent, previously entered into with directors and/or officers of the Company, in connection with any acts or omissions occurring at or prior to the Effective Time.

(c)         The Surviving Corporation shall maintain, and Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, for a period of not less than six (6) years after the Effective Time for the persons who, as of the date of this Agreement, are covered by the Company’s directors’ and officers’ liability insurance policies, directors’ and officers’ liability insurance policies that provide coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that are no less favorable in both amount and terms and conditions of coverage than the existing policies of the Company (true and complete copies of which have previously been made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage, in either case from insurance carriers with financial strength ratings equal to or greater than the financial strength ratings of the Company’s existing directors’ and officers’ liability insurance carriers; provided, however, that, in lieu of the foregoing, the Company or the Surviving Corporation may, or if requested by Parent and available, the Company shall, purchase a six-year “tail” coverage that is no less favorable in both amount and terms and conditions of coverage than the existing policies of the Company from insurance carriers with financial strength ratings equal to or greater than the financial strength ratings of the Company’s existing directors’ and officers’ liability insurance carriers; provided further that in no event shall the Surviving Corporation be required to, and the Company shall not be permitted to, pay annual premiums for insurance under this Section 6.11(b) in excess of 300% of the amount of the current aggregate annual premiums paid by the Company in respect of such coverage (which for purposes of tail coverage shall take into account that the entire premium may be paid upfront, but that the coverage extends for a multi-year period); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

(d)         If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, shall assume all of the obligations set forth in this Section 6.11.

(e)         Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is brought against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.11 shall continue in effect until the final disposition of such Action.

(f)         This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

6.12      Takeover Statutes.  If any Takeover Statute or any takeover provision in the Company’s certificate of incorporation or bylaws is or may become applicable to this Agreement (including the Merger or the other transactions contemplated by this Agreement), each of Parent and the Company and their respective boards of directors shall promptly grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise promptly act to eliminate the effects of such Takeover Statute, regulation or provision on such transactions.

6.13      Financing Cooperation.

(a)         Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing, including the following: (i) using reasonable best efforts to cause the Company’s senior officers and other Representatives to participate in meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents proper or advisable in connection with the Financing; (iii) using its reasonable best efforts to assist with the preparation of any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms satisfactory to Parent, provided that (A) there shall be no obligation to deliver any certificate, opinion, comfort letter or any other document as a condition to the Financing and (B) no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) using reasonable best efforts to furnish on a confidential basis to Parent and Merger Sub and their financing sources, as promptly as practicable, with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and that is within the Company’s possession and in the form that the Company customarily prepares and within the timeframes so prepared; (v) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time such statements are customarily prepared; and (vi) using reasonable best efforts, as appropriate, to have its independent accountants provide its reasonable cooperation and assistance; provided, however, that nothing herein or in this Agreement shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries; and provided further; that notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall be required to adopt any resolutions, assume any obligations thereunder or pay any commitment or other similar fee or give any indemnities. The foregoing notwithstanding, nothing in this Section 6.13 shall limit or restrict the obligation of Parent and Merger Sub to implement this Agreement and no failure of the Company, and its subsidiaries or any of their respective Representatives to perform any of their respective obligations pursuant to this Section 6.13 shall directly or indirectly provide any basis for Parent or Merger Sub to fail to perform its obligations pursuant to this Agreement, unless any refusal by the Company to take action required pursuant to this Section 6.13 is intentionally done for the purpose of preventing the Financing from occurring prior to the End Date. Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses to the extent such costs are incurred by the Company or its Subsidiaries at the written request of Parent in connection with the cooperation provided pursuant to this Section 6.13 and Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees and Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of the Financing, except in the event that such Costs arose out of a knowing and material breach of this Section 6.13.

(b)         Parent and Merger Sub acknowledge and agree that the Closing is not conditioned on the availability of the Required Transaction Funds.

(c)         The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks or create the impression that the Company has any obligations thereunder unless and until the Effective Time occurs.

6.14      Resignations.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time of those directors of the Company or any of its Subsidiaries designated by Parent to the Company reasonably in advance of the Closing.

6.15      Stockholder Litigation.  The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the transactions contemplated hereby, and no such settlement of any stockholder litigation shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld or delayed).

6.16      Company Debt Obligations/Related Matters.

(a)         Following the Effective Time, the Surviving Corporation shall take, and Parent shall cause the Surviving Corporation to take, all actions required by the applicable provisions of each of the Company’s debt obligations including, without limitation, the providing of any required notices and the payment of all fees and expenses (including repaying amounts outstanding and offering to repurchase outstanding notes, in either instance to the extent required) in a timely manner.

(b)         At or immediately prior to the Effective Time, Parent shall provide the Company or the Surviving Corporation, as the case may be, with funds sufficient to satisfy any funding obligations under payment schedules (previously shared with Parent in a writing identified therein as responsive to this Section 6.16(b) and as such schedules may be adjusted in accordance with terms of the underlying plans or agreements) pursuant to the rabbi trusts identified on Section 6.16(b) of the Company Disclosure Letter, which payment schedules shall indicate the amounts payable to each rabbi trust in respect of such participants on a participant by participant basis in accordance with current assumptions, separated by type of benefit.

ARTICLE VII

CONDITIONS

7.1        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent waivable by Law) at or prior to the Closing of each of the following conditions:

(a)         Stockholder Approval.  This Agreement shall have been duly approved by the Requisite Company Vote.

(b)         Regulatory Consents.  (i) Any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act or other Antitrust Laws or any agreement with any Governmental Entity not to effect the Merger entered into in accordance with Section 6.5 hereof shall have expired or been earlier terminated, and (ii) the regulatory consents of any other Governmental Entity required to consummate the Merger (except those approvals the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect) shall have been obtained and be in full force and effect.

(c)         Injunction.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Merger, provided that the party asserting this condition has complied with the requirements set forth in Section 6.5 (collectively, an “Injunction”).

7.2        Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (to the extent waivable by Law) by Parent at or prior to the Closing of the following conditions:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 5.1(c) shall be true and correct in all material respects and set forth in Section 5.1(i)(x) shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) the representations and warranties of the Company set forth herein (other than those specified in clause (i) above) shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualifier as to materiality or Company Material Adverse Effect or words of similar import set forth therein) does not have, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         Performance of Obligations of the Company.  The Company shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing Date.

(c)         No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been an effect, event, development, circumstance or change that, individually or in the aggregate with all other effects, events, developments, circumstances and changes, has resulted or would reasonably be expected to result in a Company Material Adverse Effect.

(d)         Closing Certificate.  Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that such officer has read this Section 7.2 and that, to the Knowledge of the Company, the conditions set forth in this Section 7.2 have been satisfied.

7.3        Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (to the extent waivable by Law) by the Company at or prior to the Closing of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualifier as to materiality or material adverse effect or words of similar import set forth therein) would not reasonably be expected to prevent the consummation of the Merger.

(b)         Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing Date.

(c)         Closing Certificate.  The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3 and that, to the Knowledge of Parent, the conditions set forth in this Section 7.3 have been satisfied.

ARTICLE VIII

TERMINATION

8.1        Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent.

8.2        Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company and the Merger may be abandoned at any time prior to the Effective Time:

(a)         if the Merger has not been consummated on or before the nine (9) month anniversary of the date of this Agreement (such anniversary, or as extended pursuant to Section 6.4 or this Section 8.2(a), the “End Date”); provided, however, that if either of the conditions set forth in Section 7.1(b) or Section 7.1(c) has not been fulfilled, but all other conditions set forth in ARTICLE VII have been fulfilled (except for those conditions that by their nature are to be fulfilled on the Closing Date), then the Company and Parent, by mutual agreement in writing, may extend, from time to time, the End Date up to a date not beyond the twelve (12) month anniversary of the date of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose breach of any of its obligations under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b)         if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of any of its obligations under this Agreement has been the principal cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c)         if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof).

8.3        Termination by the Company.  This Agreement may be terminated by the Company and the Merger may be abandoned by the Company:

(a)         at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board authorizes the Company, subject to material compliance with the terms of this Agreement, including Section 6.2, to enter into a Company Acquisition Agreement in respect of a Superior Proposal, and (ii) the Company immediately prior to or concurrently with such termination pays as directed by Parent the Termination Fee in immediately available funds pursuant to Section 8.6 (any purported termination pursuant to this Section 8.3(a) shall be void and of no force or effect if Parent has provided the Company with wire transfer instructions promptly following the receipt of any notice under Section 6.2, unless and until the Company shall have made such payment), and (iii) substantially concurrently with such termination, the Company enters into such Company Acquisition Agreement; or

(b)         if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement or any such representation or warranty of Parent or Merger Sub shall have become inaccurate, in each case, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied, provided, that, in the event that such breach by Parent or Merger Sub or such inaccuracies in the representations and warranties of Parent or Merger Sub are curable by Parent and Merger Sub prior to the End Date, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.3(b) until the earlier to occur of (x) the expiration of a thirty (30) day period after delivery of written notice from the Company to Parent informing Parent of such breach or inaccuracy, as applicable or (y) the ceasing by Parent or Merger Sub to attempt to cure such breach or inaccuracy; and, provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if (i) such breach or inaccuracy is cured within such thirty (30) day period, or (ii) the Company is then in material breach of any provision of this Agreement.

8.4        Termination by Parent.  This Agreement may be terminated by Parent and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a)         if a Change in Recommendation shall have occurred;

(b)         if (i) the Company Board (or any committee thereof) approves, endorses or recommends a Takeover Proposal, (ii) the Company enters into a contract or agreement relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement or an Other Confidentiality Agreement entered into in compliance with Section 6.2), (iii) the Company or the Company Board publicly announces its intention to do either of the foregoing other than in accordance with the provisions of Section 6.2, (iv) there shall have occurred a material breach of Section 6.2 by any “executive officer” of the Company (as such term is defined in the Exchange Act) or by any of the Company’s Representatives acting at the express direction of or with the express authorization of the Company Board or any such executive officer, or (v) the Company shall have failed to include the Company Recommendation in the Proxy Statement distributed to the Company’s stockholders; or

(c)         if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement or any such representation or warranty of the Company shall have become inaccurate, in each case, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied, provided, that, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company prior to the End Date, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.4(c) until the earlier to occur of (x) the expiration of a thirty (30) day period after delivery of written notice from Parent to the Company informing the Company of such breach or inaccuracy, as applicable, or (y) the ceasing by the Company to attempt to cure such breach or inaccuracy; and, provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if (i) such breach or inaccuracy is cured within such thirty (30) day period, or (ii) Parent is then in material breach of any provision of this Agreement.

8.5        Notice of Termination.  The party desiring to terminate this Agreement pursuant to this ARTICLE VIII (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other party hereto in accordance with Section 9.6.

8.6        Effect of Termination and Abandonment.

(a)         In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect (except for Section 6.7(b), this Section 8.6 and ARTICLE IX) with no liability to any Person on the part of any party hereto (or of any of its stockholders, Representatives or Affiliates), provided that, subject to the Reverse Termination Fee being paid pursuant to Section 8.6(g), nothing herein shall relieve the Company, Parent or Merger Sub from liability for any intentional breach hereof or fraud prior to such termination.

(b)         If this Agreement is terminated by Parent pursuant to Section 8.4(a) or Section 8.4(b), then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) business days after such termination, a non-refundable fee in an amount equal to $250,000,000 (“Termination Fee”).

(c)         If this Agreement is terminated by the Company pursuant to Section 8.3(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(d)         If this Agreement is terminated (i) by Parent pursuant to Section 8.4(c) or (ii) by the Company or Parent pursuant to Section 8.2(a) (and the conditions set forth in Section 7.1(b) and Section 7.1(c) shall have been satisfied as of the End Date) or Section 8.2(c) hereof and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination (in the case of termination pursuant to Section 8.2(a) or 8.4(c)) or the Stockholders Meeting (in the case of termination pursuant to Section 8.2(c)), a Takeover Proposal shall have been publicly disclosed and not withdrawn (in the case of Section 8.2(c)) or communicated to the Company, the Company Board or been publicly disclosed and not withdrawn (in the case of Sections 8.2(a) or 8.4(c)), and (B) within twelve (12) months following the date of such termination of this Agreement the Company shall have (x) entered into a definitive agreement with respect to, (y) approved or recommended to the Company’s stockholders, or (z) consummated, a Takeover Proposal (in each case, whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly announced), then the Company shall pay to Parent (by wire transfer of immediately available funds), upon the earlier of the Company entering into the agreement with respect to such Takeover Proposal or the consummation of such transaction, the Termination Fee. For purposes of this Section 8.6(d), all references in the definition of Takeover Proposal to 20% shall be deemed to be references to “a majority.” The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. The provisions of this Section 8.6(d) shall not apply if the provisions of Section 8.6(g) are applicable.

(e)         The Company acknowledges and hereby agrees that the provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 8.6, and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable and documented out-of-pocket costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.6 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made plus 1% per annum. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(f)         If this Agreement is terminated and the Termination Fee is payable to Parent as a result thereof, in addition to the payment of the Termination Fee, the Company shall reimburse Parent and Merger Sub for all expenses in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $10,000,000 incurred by Parent and Merger Sub (the “Expense Fee”) which Expense Fee shall be payable at the same time as the Termination Fee. For purposes of the preceding sentence, expenses means all reasonable and documented out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants) incurred in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the obtaining of the financing for the Merger, and all other matters related to the consummation of the Merger.

(g)         In the event that (i) this Agreement is terminated by Parent or (ii) the Merger has not been consummated by the End Date, except in either case under circumstances where the Board of Directors of Parent has determined in accordance with its good faith business judgment that Parent is permitted under this Agreement to terminate this Agreement or is not required to consummate the Merger prior to the End Date, then Parent shall promptly following receipt of written notice from the Company requesting such payment, pay the Company a non-refundable fee equal to $200,000,000 (the “Reverse Termination Fee”), payable by wire transfer of same day funds to an account designated in writing to Parent by the Company. The Reverse Termination Fee shall be the Company’s exclusive remedy for damages in circumstances where it is applicable (unless in any such circumstance it is requested in accordance with the preceding sentence but not paid, in which event the Company shall be entitled to elect to seek either the Reverse Termination Fee or, subject to the last sentence of Section 9.8, damages (but not both)); and, once paid, the Company shall have no right to specific performance under Section 9.9, it being understood that if the Merger is not consummated because Parent has not obtained the Requisite Transaction Funds or under circumstances where the Board of Directors of Parent has not made the foregoing determination, the Company may elect to seek specific performance under Section 9.9 in lieu of requesting payment of the Reverse Termination Fee or seeking damages if the Reverse Termination Fee is requested but not paid. For the avoidance of doubt, (i) the Reverse Termination Fee will not be payable if the Merger is not consummated as a result of antitrust related matters, including Parent’s breach of its obligations under Section 6.5 with respect to using its reasonable best efforts to obtain antitrust clearance for the Merger, but, in the event of such breach, the Company shall be entitled to seek damages or specific performance under Section 9.9, and (ii) if a determination by the Board of Directors of Parent referred to in the first sentence of this paragraph is shown by final judicial determination to not have been a good faith business judgment (including, for example, if made under circumstances where the Merger is not consummated because Parent has not obtained the Requisite Transaction Funds), the Company shall be entitled to elect to be paid the Reverse Termination Fee in accordance with the first sentence of this paragraph.

(h)         Parent and Merger Sub acknowledge and hereby agree that the provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the Company would not have entered into this Agreement. If Parent shall fail to pay in a timely manner the amounts due pursuant to this Section 8.6, and, in order to obtain such payment, the Company makes a claim against Parent that results in a judgment against Parent, Parent shall pay to the Company the reasonable and documented out-of-pocket costs and expenses of the Company (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 8.6 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made plus 1% per annum. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(i)         If this Agreement is terminated and the Reverse Termination Fee is payable to the Company as a result thereof, in addition to the payment of the Termination Fee, the Parent shall reimburse the Company for all expenses in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $10,000,000 incurred by the Company (the “Company Expense Fee”) which Company Expense Fee shall be payable at the same time as the Reverse Termination Fee. For purposes of the preceding sentence, expenses means all reasonable and documented out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants) incurred in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of the Requisite Company Vote, and all other matters related to the consummation of the Merger.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1        Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2        Modification or Amendment.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self regulatory organization would require further approval by the holders of Shares without such approval.

9.3        Waiver.  At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

9.4        Counterparts.  This Agreement may be executed (including by facsimile) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5        GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles that would cause the laws of another jurisdiction to apply).

(b)         Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware and (iv) consents to service being made through the notice procedures set forth in Section 9.6. Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(c)         Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any Delaware State or Federal court in accordance with the provisions of this Section 9.5. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)         EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6        Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

             If to Parent or Merger Sub:

Altria Group, Inc.

6601 W. Broad Street

Richmond, Virginia 23230

Attention: Denise F. Keane, Esq.

Telephone No. (804) 484-8010

Email: Denise.Keane@altria.com

             with a copy (which will not constitute notice to Parent or Merger Sub) to:

Hunton & Williams LLP

200 Park Avenue, 52nd Floor

New York, New York 10166

Attention: Jerry Whitson, Esq.

Facsimile: (212) 309-1100

Telephone No. (212) 309-1060

Email: JWhitson@hunton.com

             If to the Company:

UST Inc.

6 High Ridge Park, Bldg. A

Stamford, Connecticut 06905-1323

Attention: Gary B. Glass, Esq.

Facsimile: (203) 276-5171

Telephone No.: (203) 817-3000

E-mail: GGlass@usthq.com

             with copies (which will not constitute notice to the Company) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:	Peter A. Atkins, Esq.
David J. Friedman, Esq.

Facsimile: (212) 735-2000

Telephone No.: (212) 735-3000

E-mail:	Peter.Atkins@skadden.com
David.Friedman@skadden.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph B. Frumkin, Esq.

Facsimile: (212) 558-4000

Telephone No.: (212) 558-3588

E-mail: frumkinj@sullcrom.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7        Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement, dated August 8, 2008, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement or the Confidentiality Agreement has been made or relied upon by any of the parties to this Agreement.

9.8        No Third Party Beneficiaries.  Except for, and subject to the terms and conditions of this Agreement, (i) the rights of the Company’s stockholders to receive the Per Share Merger Consideration following the Effective Time in accordance with Section 4.1(a), (ii) the right of holders of Company Options, Restricted Shares, RSUs or Company Awards to receive the consideration provided for in Section 4.3 following the Effective Time, and (iii) the rights provided in Section 6.11 (which is intended for the benefit of the Company’s former and current officers and directors, all of whom shall be third party beneficiaries of this provision), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto agree that the rights of third party beneficiaries shall not arise unless and until the Effective Time occurs. The parties hereto further agree that neither the Company nor its stockholders shall be entitled to damages suffered or allegedly suffered by stockholders of the Company as a result of any breach by either Parent or Merger Sub of its obligations under this Agreement and that no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

9.9        Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof and, except where this Agreement is terminated in accordance with ARTICLE VIII, or the Reverse Termination Fee is paid under Section 8.6(g), the parties shall be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement and this right shall include the right of the Company to cause Parent and Merger Sub to seek to enforce the terms of the Commitment Letter to the fullest extent permissible pursuant to such Commitment Letter and applicable Laws, provided such enforcement is conditioned on the effectiveness of the Merger. The parties further agree that (x) by seeking the remedies provided for in this Section 9.9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.9 are not available or otherwise are not granted and (y) nothing contained in this Section 9.9 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.9 before exercising any termination right under ARTICLE VIII (and pursuing damages after such termination) nor shall the commencement of any Action pursuant to this Section 9.9 or anything contained in this Section 9.9 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.10        Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Corporation when due.

9.11        Certain Definitions.  For purposes of this Agreement, the term:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, agreement or otherwise.

“Company Material Adverse Effect” means any effect, event, development, condition or change that, individually or in the aggregate, is materially adverse to the financial condition, business, assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect:

(a)         changes arising out of general political, economic or industry or financial or capital market conditions in the U.S. or other countries in which the Company conducts material operations;

(b)         changes in Law or tax, regulatory or business conditions, including the adoption of legislation providing for regulation by the Food and Drug Administration of tobacco companies and legislation relating to the State Children’s Health Insurance Program;

(c)         changes in (i) GAAP or the interpretation thereof or (ii) rules or policies of the Public Company Accounting Oversight Board, in each case after the date hereof;

(d)         any failure of the Company or its Subsidiaries to meet any projections, guidance, estimates, forecasts or milestones or financial or operating predictions for or during any period ending on or after the date of this Agreement; provided that the exception in this clause (d) shall not prevent or otherwise affect any change, effect, event, circumstance or development underlying such failure from being taken into account in determining whether a Company Material Adverse Effect has occurred;

(e)         the announcement or the existence of this Agreement and the transactions contemplated hereby (including any related or resulting loss of or change in relationship with any customer, supplier, distributor, wholesaler or other business partner, or departure of any employee or officer, any litigation or other proceeding, including by reason of the identity of Parent or any plans or intentions of Parent with respect to the conduct of the business of any of the Company or its Subsidiaries;

(f)         acts of war, armed hostilities, sabotage or terrorism, or any escalation of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement;

(g)         compliance with the terms of, or any actions taken pursuant to, this Agreement, or any failures to take action which is prohibited by this Agreement, or such other changes or events to which Parent has expressly consented in writing; or

(h)         any item or items set forth in Section 9.11 of the Company Disclosure Letter.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority.

“Knowledge” means the actual knowledge of those persons set forth in Section 9.11 of the Company Disclosure Letter, including, for these purposes, any information which any such person should reasonably be expected to have obtained had such person exercised his or her duties as an officer of the Company in a reasonable and customary manner for a person in such person’s position.

“Permitted Liens” means: (a) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated); (b) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (c) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to applicable GAAP have been made in respect thereof); and (d) Liens for Taxes, assessments or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to applicable GAAP have been made in respect thereof).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

9.12        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this

Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13        Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Any disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face.

(b)         The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.14        Assignment.  This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company and having such other party execute any agreements required under the DGCL, another wholly-owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

ALTRIA GROUP, INC.

By:	/s/ MICHAEL E. SZYMANCZYK
	Name:	Michael E. Szymanczyk
	Title:	Chairman and Chief Executive Officer

ARMCHAIR MERGER SUB, INC.

By:	/s/ HOWARD A. WILLARD III
	Name:	Howard A. Willard III
	Title:	President

UST INC.

By:	/s/ MURRAY S. KESSLER
	Name:	Murray S. Kessler
	Title:	Chairman and Chief Executive Officer

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